

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170230

March 27, 2017

Ning Chiu
Davis Polk & Wardwell LLP
ning.chiu@davispolk.com

Re: Leidos Holdings, Inc.
Incoming letter dated March 6, 2017

Dear Ms. Chiu:

This is in response to your letter dated March 6, 2017 concerning the shareholder proposal submitted to Leidos by Kenneth Steiner. We also have received letters on the proponent's behalf dated March 7, 2017 and March 19, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 27, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Leidos Holdings, Inc.
Incoming letter dated March 6, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that Leidos may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Leidos' policies, practices and procedures compare favorably with the guidelines of the proposal and that Leidos has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Leidos omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Leidos relies.

We note that Leidos did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

**DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 19, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Leidos Holdings, Inc. (LDOS)
Proxy Access – 50 Participants
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the March 6, 2017 no-action request.

The company writes: "More than 69 institutional investors each own more than 0.15% of the Company's outstanding common stock – the minimum percentage that a stockholder must own to form a group of 20 stockholders of an equal size in order to satisfy the 3% minimum ownership requirement."

The fact that 69 institutions, or the similar 72 by my count on the first 3-pages of the attachment, hold or held shares averaging 0.15% or more of the Company's shares is irrelevant. Company bylaws require that such shares be held continuously for 3 years.

Only 12 shareholders averaged holdings of 0.15% or more during each quarterly reporting period of the last 3 years. If the proposal is accepted and the threshold is raised to 50 – then 32 institutions have held an average of 0.06% or more of the Company's shares during the last 12 quarters per pages 4 and 5 of the attachment. The difference between 12 shareholders and 32 shareholders is considerable.

Of course, even small shareholders can combine with the largest shareholders to form a nominating group but the possible combinations are not nearly as great as LDOS would have readers believe. Raising the threshold to 50 will make a substantial difference.

Additional information to support the inclusion of this proposal is under preparation.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

Leidos Holdings, Inc. (LDOS) Institutional Ownership: Ipreo Database

Total Shares Below

150,352,000

Institution Name	Min % since 3/31/14	% O/S 12/31/16	Min Shares	Shares 12/31/2016
The Vanguard Group, Inc.	2.84%	7.92%	4264054	11,904,278
BlackRock Fund Advisors	2.34%	6.58%	3514195	9,889,362
Leidos Retirement Plan	4.76%	4.76%	7152546	7,152,546
Boston Partners Global Investor, Inc.	0.00%	4.28%	0	6,429,192
Fidelity International Limited - FIL Investment Services (U.K.), LTD	0.00%	3.05%	0	4,583,654
Columbia Threadneedle Investments (U.S.)	0.10%	2.53%	153983	3,810,810
State Street Global Advisors (SSgA)	1.07%	2.48%	1610361	3,731,517
Neuberger Berman Investment Advisers, LLC	0.00%	2.41%	0	3,629,444
Goldman Sachs & Co. (U.S.) (Broker)	0.05%	2.22%	70228	3,342,186
Fidelity Management & Research Company	0.61%	1.78%	916759	2,673,966
Southpoint Capital Advisors, L.P.	0.00%	1.74%	0	2,618,988
Wells Capital Management, Inc.	0.00%	1.69%	0	2,545,375
Principal Global Investors, LLC	0.10%	1.66%	152703	2,493,574
Morgan Stanley & Company, LLC	0.07%	1.60%	99401	2,404,890
Columbia Threadneedle Investments (U.K.)	0.00%	1.59%	0	2,395,179
MFS Investment Management	0.00%	1.58%	0	2,369,991
Tourbillon Capital Partners, L.P.	0.00%	1.57%	0	2,354,000
Citadel Advisors, LLC	0.03%	1.47%	51143	2,210,302
Deutsche Bank Trust Company Americas	0.04%	1.15%	60281	1,724,095
AQR Capital Management, LLC	0.04%	1.06%	53268	1,595,699
Systematic Financial Management, L.P.	0.00%	1.00%	0	1,498,042
Renaissance Technologies, LLC	0.00%	0.99%	0	1,482,481
Dimensional Fund Advisors, L.P. (U.S.)	0.26%	0.91%	397317	1,361,902
Norges Bank Investment Management (Norway)	0.50%	0.89%	759095	1,333,232
TIAA-CREF Investment Management, LLC	0.14%	0.87%	204785	1,309,158
Northern Trust Investments, Inc.	0.36%	0.79%	542192	1,192,770
Schroder Investment Management North America, Inc.	0.00%	0.78%	0	1,169,026

RE Advisers Corporation	0.35%	0.78%	28	522277	1,165,722
Geode Capital Management, LLC	0.22%	0.73%	29	332430	1,097,849
J.P. Morgan Securities, LLC (Broker)	0.00%	0.67%	30	0	1,006,769
Goldman Sachs Asset Management, L.P. (U.S.)	0.02%	0.64%	31	35188	954,933
Parametric Portfolio Associates, LLC	0.07%	0.63%	32	103577	953,233
Edge Asset Management, Inc.	0.00%	0.54%	33	0	812,602
Mellon Capital Management Corporation	0.26%	0.54%	34	384652	810,612
Locust Wood Capital Advisers, LLC	0.00%	0.45%	35	0	682,509
BlackRock Advisors, LLC	0.14%	0.45%	36	213836	672,773
Credit Suisse Securities (USA), LLC (Broker)	0.01%	0.44%	37	16884	658,407
HSBC Global Asset Management (U.K.), LTD	0.00%	0.40%	38	0	599,575
Capital Fund Management S.A.	0.01%	0.39%	39	15200	589,476
Quantitative Management Associates, LLC	0.13%	0.39%	40	188358	587,563
Point72 Asset Management, L.P.	0.00%	0.36%	41	0	538,200
BNY Asset Management	0.15%	0.35%	42	224961	530,957
ACK Asset Management, LLC	0.00%	0.33%	43	0	490,000
Philadelphia Trust Company (Asset Management)	0.00%	0.28%	44	0	422,490
Carlson Capital, L.P.	0.00%	0.27%	45	0	410,603
Charles Schwab Investment Management, Inc.	0.09%	0.27%	46	141460	406,369
Federated Investment Management Company	0.02%	0.25%	47	26842	378,994
James Investment Research, Inc.	0.00%	0.25%	48	0	377,516
Nationwide Asset Management, LLC	0.07%	0.25%	49	101630	375,202
California Public Employees Retirement System	0.13%	0.24%	50	196025	365,955
Frontier Capital Management Co., LLC	0.00%	0.22%	51	0	330,323
YG Partners, LLC	0.00%	0.21%	52	0	321,226
The Dreyfus Corporation	0.09%	0.20%	53	132646	304,076
Sunamerica Asset Management, LLC	0.08%	0.20%	54	121917	297,228
New York State Common Retirement Fund	0.09%	0.19%	55	131111	290,767
Artemis Fund Managers, LTD	0.00%	0.19%	56	0	287,814
First Trust Advisors, L.P.	0.00%	0.19%	57	0	287,185
D.E. Shaw & Company, L.P.	0.00%	0.19%	58	6643	281,351
California State Teachers Retirement System	0.08%	0.19%	59	117274	278,197
Lazard Asset Management, LLC (U.S.)	0.00%	0.17%	60	0	262,370

AXA Rosenberg Investment Management, LLC (U.S.)	0.00%	0.17%	0	261,130
UBS Financial Services, Inc. (Investment Advisor)	0.01%	0.17%	16184	260,567
RhumbLine Advisers	0.06%	0.17%	83481	259,408
Retirement Systems of Alabama	0.05%	0.16%	75869	244,464
APG Asset Management N.V.	0.00%	0.16%	0	243,163
Amundi Asset Management S.A.	0.00%	0.16%	0	240,445
Penserra Capital Management, LLC	0.00%	0.16%	0	237,792
Two Sigma Investments, L.P.	0.06%	0.16%	85061	235,642
Pioneer Investment Management, Inc.	0.00%	0.16%	0	234,996
Aureus Asset Management, LLC	0.00%	0.15%	0	232,972
Invesco PowerShares Capital Management, LLC	0.04%	0.15%	63661	223,693
Schweizerische Nationalbank (Bank)	0.04%	0.15%	67076	221,576
Meadow Creek Investment Management, LLC	0.00%	0.14%	0	212,840
J.P. Morgan Investment Management, Inc.	0.01%	0.14%	18291	209,226
Raymond James & Associates, Inc.	0.00%	0.14%	0	207,091
Barometer Capital Management, Inc.	0.00%	0.14%	0	206,150
Ziegler Capital Management, LLC	0.00%	0.14%	0	204,587
Stacey Braun Associates, Inc.	0.00%	0.13%	0	199,733
Managed Account Advisors, LLC	0.00%	0.13%	4000	192,674
INTECH Investment Management, LLC	0.00%	0.12%	0	187,800
Adage Capital Management, L.P.	0.00%	0.12%	0	178,261
Lord, Abbett & Co., LLC (Asset Management)	0.00%	0.12%	0	178,200
Elkfork Partners, LLC	0.00%	0.12%	0	175,280
Tennessee Consolidated Retirement System	0.00%	0.11%	0	168,713
Wellington Management Company, LLP	0.00%	0.11%	0	161,345
C. M. Bidwell & Associates, LTD	0.00%	0.11%	0	158,810
Florida State Board of Administration	0.06%	0.10%	84556	151,260
NNIP Advisors B.V.	0.04%	0.10%	53950	150,850
Fubon Asset Management Company, LTD	0.00%	0.10%	0	149,260
Two Sigma Advisers, L.P.	0.10%	0.10%	144863	144,863
Allianz Global Investors GmbH	0.00%	0.09%	0	140,135
Glen Harbor Capital Management, LLC	0.00%	0.09%	0	137,720
Metlife Investment Advisors, LLC	0.03%	0.09%	52530	136,463

Leidos Holdings, Inc. (LDOS) Institutional Ownership: Ipreo Database

Total Shares Below

150,352,000

(B)

Institution Name	Min % since 3/31/14		% O/S 12/31/16	Min Shares	Shares 12/31/2016
Leidos Retirement Plan	4.76%	1	4.76%	7152546	7,152,546
The Vanguard Group, Inc.	2.84%	2	7.92%	4264054	11,904,278
BlackRock Fund Advisors	2.34%	3	6.58%	3514195	9,889,362
State Street Global Advisors (SSgA)	1.07%	4	2.48%	1610361	3,731,517
Fidelity Management & Research Company	0.61%	5	1.78%	916759	2,673,966
Norges Bank Investment Management (Norway)	0.50%	6	0.89%	759095	1,333,232
Northern Trust Investments, Inc.	0.36%	7	0.79%	542192	1,192,770
RE Advisers Corporation	0.35%	8	0.78%	522277	1,165,722
Dimensional Fund Advisors, L.P. (U.S.)	0.26%	9	0.91%	397317	1,361,902
Mellon Capital Management Corporation	0.26%	10	0.54%	384652	810,612
Geode Capital Management, LLC	0.22%	11	0.73%	332430	1,097,849
BNY Asset Management	0.15%	12	0.35%	224961	530,957
BlackRock Advisors, LLC	0.14%	13	0.45%	213836	672,773
TIAA-CREF Investment Management, LLC	0.14%	14	0.87%	204785	1,309,158
California Public Employees Retirement System	0.13%	15	0.24%	196025	365,955
Quantitative Management Associates, LLC	0.13%	16	0.39%	188358	587,563
Columbia Threadneedle Investments (U.S.)	0.10%	17	2.53%	153983	3,810,810
Principal Global Investors, LLC	0.10%	18	1.66%	152703	2,493,574
Two Sigma Advisers, L.P.	0.10%	19	0.10%	144863	144,863
Charles Schwab Investment Management, Inc.	0.09%	20	0.27%	141460	406,369
The Dreyfus Corporation	0.09%	21	0.20%	132646	304,076
New York State Common Retirement Fund	0.09%	22	0.19%	131111	290,767
Sunamerica Asset Management, LLC	0.08%	23	0.20%	121917	297,228
California State Teachers Retirement System	0.08%	24	0.19%	117274	278,197
New York State Teachers' Retirement System	0.07%	25	0.09%	106353	135,083
Parametric Portfolio Associates, LLC	0.07%	26	0.63%	103577	953,233
Nationwide Asset Management, LLC	0.07%	27	0.25%	101630	375,202
Morgan Stanley & Company, LLC	0.07%	28	1.60%	99401	2,404,890

Knightsbridge Asset Management, LLC	0.06%	0.06%	92189	92,189
Two Sigma Investments, L.P.	0.06%	0.16%	85061	235,642
Florida State Board of Administration	0.06%	0.10%	84556	151,260
RhumbLine Advisers	0.06%	0.17%	83481	259,408
Retirement Systems of Alabama	0.05%	0.16%	75869	244,464
Goldman Sachs & Co. (U.S.) (Broker)	0.05%	2.22%	70228	3,342,186
Schweizerische Nationalbank (Bank)	0.04%	0.15%	67076	221,576
Invesco PowerShares Capital Management, LLC	0.04%	0.15%	63661	223,693
Deutsche Bank Trust Company Americas	0.04%	1.15%	60281	1,724,095
AllianceBernstein, L.P. (U.S.)	0.04%	0.06%	57121	87,891
NNIP Advisors B.V.	0.04%	0.10%	53950	150,850
AQR Capital Management, LLC	0.04%	1.06%	53268	1,595,699
Metlife Investment Advisors, LLC	0.03%	0.09%	52530	136,463
Citadel Advisors, LLC	0.03%	1.47%	51143	2,210,302
HighTower Advisors, LLC	0.03%	0.05%	50271	78,883
Texas Permanent School Fund	0.03%	0.07%	49455	104,185
Manulife Asset Management (U.S.), LLC	0.03%	0.07%	45576	104,536
Legal & General Investment Management, LTD	0.03%	0.06%	44582	82,801
Comerica Bank (Asset Management)	0.03%	0.07%	43284	106,817
State of Wisconsin Investment Board	0.03%	0.05%	42653	72,080
Capital Investment Trust Corporation, LTD	0.03%	0.06%	41955	83,999
Mutual of America Capital Management	0.03%	0.07%	38398	111,336
Dowling & Yahnke, LLC	0.03%	0.03%	37697	37,697
Goldman Sachs Asset Management, L.P. (U.S.)	0.02%	0.64%	35188	954,933
Storebrand Asset Management AS	0.02%	0.04%	33969	57,829
Manulife Asset Management, LTD	0.02%	0.06%	33497	88,291
Nuveen Asset Management, LLC	0.02%	0.04%	32931	58,151
PNC Bank, N.A. (Asset Management)	0.02%	0.03%	31393	46,891
Oregon State Treasury	0.02%	0.03%	28589	49,212
Federated Investment Management Company	0.02%	0.25%	26842	378,994
Arizona State Retirement System	0.02%	0.04%	26634	63,839
UBS AG (Asset Management Switzerland)	0.02%	0.02%	26250	35,348
Mayo Investment Advisers, LLC	0.02%	0.02%	25417	26,417

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 7, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Leidos Holdings, Inc. (LDOS)
Proxy Access – 50 Participants
John Chevedden

Ladies and Gentlemen:

This is in regard to the March 6, 2017 no-action request.

In April 2016 the company established March 6, 2017 as the deadline for 2017 proposals. Eight months after the company April 2016 notice the company claimed it moved up the deadline for 2017 proposals but gave no reason for the purported corresponding change in the date of the annual meeting. With the burden of proof on the company the company cited no rule that would allow it to move up the deadline in such a manner.

The company waited more than a month after the rule 14a-8 proposal was submitted before it filed its no-action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Raymond L. Veldman <raymond.l.veldman@leidos.com>

[LDOS – Rule 14a-8 Proposal, January 31, 2017]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process. Our current limit of 20 shareholders also excludes most retail shareholders from having any role.

It is relatively easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Our lack of confidential voting is another incentive to vote for this proposal and hold our management to a higher standard. Our management can now monitor incoming votes and then use shareholder money to blast shareholders back with costly solicitations on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.

Our management can now do an end run on the effectiveness of say-on-pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can easily manipulate the say-on-pay vote to a higher percentage – funded by shareholders without their consent.

Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no timely disclosure of the complete cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items. Our management received 13% disapproval for its executive pay in 2016 – which is relatively high disapproval.

Returning to the core topic of this proposal,

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

New York
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Washington DC
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Hong Kong



Ning Chiu

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4908 tel
212 701 5908 fax
ning.chiu@davispolk.com

March 6, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Leidos Holdings, a Delaware corporation (the "**Company**" or "**Leidos**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal submitted on February 20, 2017 (the "**Proposal**") by Kenneth Steiner, designating John Chevedden as his representative (the "**Proponent**"), for inclusion in the proxy materials that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (Nov. 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

The Company intends to file its definitive proxy statement with the Securities and Exchange Commission (the "**Commission**") on or around March 28, 2017. Because the Proposal was received after the deadline, this letter is being sent to the Staff less than 80 calendar days before such date, and therefore, as described below, the Company requests that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) with respect to this letter.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of the Company's stock owned continuously for 3-years in order to make use of shareholder proxy access. The full text of the Proposal and related correspondence is attached as Exhibit A.

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials because it was received after the deadline for receipt of shareholder proposals and pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We respectfully request that the Staff concur in our view.

REASON FOR EXCLUSION OF PROPOSAL

A. The Proposal Was Received After The Deadline For Receipt of Shareholder Proposals

The calculation of the deadline for a shareholder to submit a shareholder proposal is based on Rule 14a-8(e)(2), which explains that a proposal submitted for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The rule further provides, however, that if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

In 2016, the Company's annual meeting was held on August 8, 2016. In accordance with Rule 14a-8(e)(2), the 2016 proxy statement announced that March 9, 2017 would be the shareholder proposal deadline for the Company's 2017 meeting.

On December 7, 2016, the Company publicly disclosed in a Current Report on Form 8-K filed with the Commission that the date of its 2017 annual meeting would be May 12, 2017, which is more than 30 days from the date of the 2016 meeting. The Form 8-K disclosed that the deadline for the receipt of shareholder proposals was January 13, 2017 and is attached as Exhibit B. The Company is currently in the process of preparing its proxy materials for the 2017 meeting, which it intends to print and distribute on or about March 28, 2017. In accordance with Rule 14a-8(e)(2), the deadline of January 13, 2017, was determined to be a reasonable time before the Company began to prepare its proxy materials.

On February 20, 2017, more than two months after the Company filed the Form 8-K announcing the new deadline and more than a month after the deadline had passed, the Company received the Proposal. The Staff has long held that proposals that do not meet the deadline calculated pursuant to the SEC rules and properly disclosed can be excluded

B. The Company Has Already Substantially Implemented The Proposal

(i) Background

On April 13, 2016, the Company disclosed in a Current Report on Form 8-K filed with the Commission that its Board of Directors adopted an amendment to its By-laws on April 12, 2016. Article I, Section 3.03(c) was added to the By-laws to permit a shareholder, or a group of up to 20 shareholders, that has owned at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the requirements of the By-laws are satisfied. A copy of the By-laws is attached as Exhibit C.

Because Article I, Section 3.03(c) of the By-laws already imposes a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "**aggregation limit**"), and that limit achieves the essential objective of the Proposal, the Company believes that it may exclude the Proposal on the ground that it has been substantially implemented.

The Company notes that the Staff recently determined that substantially identical proposals submitted to several other companies could be excluded pursuant to Rule 14a-8(i)(10) because their boards had already adopted proxy access bylaws that "compare favorably with the guidelines of the proposal" and, therefore, "substantially implemented the proposal." *See Eastman Chemical Co.* (Feb. 14, 2017); *General Dynamics Corp.* (Feb. 10, 2017)*; NextEra Energy, Inc.* (Feb. 10, 2017)*; PPG Industries, Inc.* (Feb. 10, 2017)*; Reliance Steel & Aluminum Co.* (Feb. 10, 2017)*; The Dun & Bradstreet Corp.* (Feb. 10, 2017) *United Continental Holdings, Inc.* (Feb. 10, 2017), *Eastman Chemical Company* (Feb. 14, 2017) and *Northrop Grumman Corporation* (Feb. 17, 2017) (collectively, the "**Amend Proxy Access Letters**").

(ii) Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Staff has stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n.30). Applying this standard, the Staff has further noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). Even if a company's actions do not go as far as those requested by the proposal, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g.*, *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce); and *Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Further, the Staff has indicated in a number of no-action letters that a 20-person aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the Staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the Staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the Staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit. *See, e.g.*, *Baxter International Inc.* (Feb. 12, 2016); *The Dun and Bradstreet Corp.* (Feb. 12, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).

The Staff has taken a similar position where a company that has already adopted a proxy access bylaw receives a shareholder proposal to amend the bylaw in limited respects, including for the purpose of eliminating a 20-shareholder aggregation limit. In *NVR, Inc.* (Mar. 25, 2016), for example, a shareholder sought to amend the company's proxy access bylaw in four respects: to reduce the minimum ownership requirement from 5% of the outstanding common stock to 3%; to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); to eliminate a 20-shareholder aggregation limit; and to remove a requirement that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its bylaw to implement the first two requested amendments but did not implement the other two (and therefore did not eliminate the aggregation limit). The Staff nevertheless agreed that the proposal was excludable under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016).

(iii) The Company's By-laws Substantially Implement the Proposal

In each of the foregoing no-action letters relating to proxy access, the company responded to the shareholder' s proposal by amending its by-laws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access bylaw, the company adopted a proxy access bylaw, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access bylaw, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require, however, that a company change its existing policies or practices (or amend its by-laws) to establish that it has substantially implemented a proposal. Instead, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal. *See, e.g.*, *Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); and *ConAgra Foods, Inc.* (June 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

In both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. We believe that, in each case, the proponent's proposed change to the minimum ownership requirement was deemed to be material to the proxy access bylaw as a whole, and that each company therefore had to adopt that amendment, at a minimum, to be deemed to have substantially implemented the proposal. Those letters do not support a conclusion, however, that a company must amend its by-laws in some respect in order to be deemed to have substantially implemented a proposal requesting a bylaw amendment. Instead, a proposed amendment will be deemed to have been substantially implemented if the company's existing by-laws already achieve the essential objective of the proposal. *See Amend Proxy Access Letters*.

Here, the only requested amendment to the By-laws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and a 50-shareholder limit is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its By-laws as a condition to reliance on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the Company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also each own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

There is no particular "science" to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the Company to the detriment of other shareholders. Based on a review of proxy access by-laws adopted by public companies to date, approximately 90% of companies have a minimum ownership requirement of 3% of the outstanding common stock and an aggregation limit of 20 shareholders (with other companies having aggregation limits ranging from five to an unlimited number of shareholders). Under a 20-shareholder aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own much less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on data available to the Company as of December 31, 2016, three of the Company's institutional shareholders have each owned more than 4% of the Company's outstanding common stock for at least three years. Moreover, the largest 20 institutional shareholders of the Company hold more than 50% the Company's outstanding common stock, and have held more than 40% for at least three years. More than 69 institutional investors each own more than .15% of the Company's outstanding common stock – the minimum percentage that a stockholder must own to form a group of 20 stockholders of an equal size in order to satisfy the 3% minimum ownership requirement.

The concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50 shareholder limit would not more than double the number of shareholders who might be able to utilize proxy access. Instead, it would simply reduce by more than half the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group. In other words, any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

The concentration of ownership of the common stock of large public companies makes it highly unlikely that increasing the aggregation limit from 20 to 50 at those companies would enhance the ability of shareholders to form nominating groups. The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would at least double the effort and expense required to process information for a 20-shareholder group, without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access. The limit is designed to make proxy access available to all shareholders by allowing them to form groups with a broad class of shareholders, without also creating a process that is burdensome, complex, unwieldy and expensive. Of the over 370 public companies that adopted proxy access between January 2015 and February 2017, over 92% adopted an aggregation limit of 20 shareholders or fewer. A 20-shareholder aggregation limit is the threshold adopted in the by-laws of T. Rowe Price Group, Inc., State Street Corporation and BlackRock, Inc., the publicly-traded parent companies of some of the largest institutional shareholders in the United States.

In making its own determination regarding the appropriate terms of the Company's proxy access By-law, the Board of Directors reached a similar conclusion that 20 shareholders is the most appropriate aggregation limit to achieve the dual purposes of an aggregation limit and balanced appropriately the Company's interests in efficiency and keeping costs low while also providing a workable proxy access bylaw that is accessible by all shareholders.

The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Proposal. The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's 50-shareholder aggregation limit does little to make proxy access more available to or usable by the Company's shareholders.

The Company's proxy access bylaw compares favorably with the Proposal and achieves the essential objective of the Proposal. Accordingly, the Company believes that it has substantially implemented the Proposal and, thus, the Proposal is excludable under Rule 14a-8(i)(10).

REQUEST FOR WAIVER UNDER RULE 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a registrant to make its submission later than 80 days before the filing of its definitive proxy statement if the registrant demonstrates good cause for missing the deadline.

The Proposal was received by Leidos on February 20, 2017 and therefore did not meet the deadline imposed by Rule 14a-8(e). This defect is incapable of being cured and is the reason why Leidos is unable to comply with Rule 14a-8(j)(1). Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4908 or ning.chiu@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,



Ning Chiu

Attachment

cc w/ att: Ray Veldman, Senior Vice President, Deputy General Counsel

John Chevedden

Exhibit A

The Proposal and Related Correspondence

Kenneth Steiner

FISMA & OMB MEMORANDM M-07-16

Mr. Raymond L. Veldman
Corporate Secretary
Leidos Holdings, Inc. (LDOS)
11951 Freedom Drive
Reston, VA 20190
PH: 571-526-6000
PH: 571-526-6302
FX: 571-526-7955

Dear Mr. Veldman,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB MEMORANDM M-07-16*** at:
FISMA & OMB MEMORANDM M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDM M-07-16***

Sincerely,



Kenneth Steiner

10-25-16
Date

cc: John P. Sweeney <ir@leidos.com <ir@leidos.com>
SVP, Investor Relations

[LDOS – Rule 14a-8 Proposal, January 31, 2017]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process. Our current limit of 20 shareholders also excludes most retail shareholders from having any role.

It is relatively easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Our lack of confidential voting is another incentive to vote for this proposal and hold our management to a higher standard. Our management can now monitor incoming votes and then use shareholder money to blast shareholders back with costly solicitations on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.

Our management can now do an end run on the effectiveness of say-on-pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can easily manipulate the say-on-pay vote to a higher percentage – funded by shareholders without their consent.

Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no timely disclosure of the complete cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items. Our management received 13% disapproval for its executive pay in 2016 – which is relatively high disapproval.

Returning to the core topic of this proposal,

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

Kenneth Steiner, ***FISMA & OMB MEMORANDM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16


UNITED STATES POSTAL SERVICE
1000
20190

FISMA & OMB MEMORANDM M-07-16

Mr. Raymond L. Veldman
Corporate Headquarters
Leidos Holdings, Inc.
11951 Freedom Drive
Reston, VA 20190

20190+5650



Exhibit B

Form 8-K

8-K 1 form8-kxdec2016.htm 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2016

LEIDOS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-33072**	**20-3562868**
(State or other Jurisdiction of Incorporation)	(Commission File Numbers)	(IRS Employer Identification Nos.)

11951 Freedom Drive, Reston, Virginia	**20190**
(Address of Principal Executive Offices)	(Zip Code)

Registrants' telephone number, including area code: **(571) 526-6000**

N/A
(Former names or former addresses if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On December 1, 2016, the Human Resources and Compensation Committee of our Board of Directors adopted an executive severance plan to replace the existing severance protection agreements between Leidos and our executive officers, effective January 1, 2017. The executive severance plan provides that if an executive officer is involuntarily terminated without cause or resigns for good reason (as defined in the plan) within a 24-month period following a change in control (or in certain circumstances, preceding a change in control), he or she will be entitled to receive all accrued salary and a pro rata bonus for the year of termination, plus the following amounts: (a) a single lump sum severance payment equal to one and-one-half times the sum of the executive officer's then current salary (or if greater, the salary in effect within 180 days preceding termination) and target annual bonus amount for the year of termination; (b) a cash payment equal to the cost of 18 months of continuation coverage under the company's health and welfare benefit plans; and (c) up to 12 months of outplacement counseling.

If an executive's employment is involuntarily terminated by the company without cause in the absence of a change in control, the executive severance plan provides that he or she will be entitled to receive all accrued salary and a pro rata bonus for the year of termination, plus the following amounts: (a) a single lump sum severance payment equal to the executive officer's then current salary; (b) a cash payment equal to the cost of 12 months of continuation coverage under the company's health and welfare benefits; and (c) up to 6 months of outplacement counseling.

Participants are not entitled to receive any "gross up" payment to account for any excise tax that might be payable.

Item 8.01. Other Events.

We expect to hold our 2017 Annual Meeting of Stockholders on May 12, 2017, which is more than 30 days from the anniversary of our 2016 Annual Meeting of Stockholders. Accordingly, we are providing this information in accordance with Rule 14a-5(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Stockholders who wish to have a proposal considered for inclusion in the company's proxy materials for the 2017 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must ensure that such proposal is received by the company's Secretary no later than the close of business on January 13, 2017, which the company has determined to be a reasonable time before it begins to print and send such proxy materials. Any such proposal and its proponent must satisfy all other applicable requirements of Rule 14a-8.

In order for stockholder proposals that are submitted outside of Rule 14a-8 under the Exchange Act and are intended to be considered by the stockholders at the 2017 Annual Meeting to be considered timely, the proposal must be received by the company’s Secretary no earlier than the close of business on January 12, 2017 and not later than the close of business on February 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS HOLDINGS, INC.

By: /s/ Raymond L. Veldman

Raymond L. Veldman
Senior Vice President

Dated: December 7, 2016

Exhibit C

Bylaws

BYLAWS

OF

LEIDOS HOLDINGS, INC.

(a Delaware corporation)

April 12, 2016

Table of Contents

ARTICLE I.
OFFICES

Section 1.01 **Registered Office.** The registered office of Leidos Holdings, Inc. (the "Corporation") in the State of Delaware shall be at 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the registered agent in charge thereof shall be The Corporation Trust Company.

Section 1.02 **Principal Office.** The principal office for the transaction of the business of the Corporation shall be at 11951 Freedom Drive, Reston, VA 20190. The Board of Directors (the "Board") is hereby granted full power and authority to change said principal office from one location to another.

Section 1.03 **Other Offices.** The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE II.
MEETINGS OF STOCKHOLDERS

Section 2.01 **Annual Meetings.** An annual meeting of stockholders shall be held for the election of directors and to transact such other business as may properly be brought before the meeting.

Section 2.02 **Special Meetings.**

(a) Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board, or by a committee of the Board which has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board or in the Bylaws, include the power to call such meetings, and shall be called by the Secretary of the Corporation following the Secretary's receipt of written requests to call a meeting of stockholders (a "Special Meeting Request") from one stockholder of record owning at least ten percent (10%), or one or more stockholders of record of shares representing in the aggregate at least twenty-five percent (25%), in each case of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, voting as a single class, and who have delivered such requests in accordance with and subject to the provisions of these Bylaws (as amended from time to time), including any limitations set forth in these Bylaws on the ability to make such a request for such a special meeting. Special meetings may not be called by any other person or persons; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of the Certificate of Incorporation or any amendment thereto or any certificate filed under Section 151(g) of the General Corporation Law of the State of Delaware ("Delaware Law") (or its successor statute as in effect from time to time hereafter), then such special meeting may also be called by the person or persons, in the manner, at the times and for the purposes so specified.

(b) In determining whether Special Meeting Requests have met the requirements of this Section 2.02, multiple Special Meeting Requests will not be considered together if they relate to different items of business. Additionally, in order to be valid, all Special Meeting Requests must have been dated and delivered to the Secretary within sixty (60) days of the earliest dated Special Meeting Request. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. A Special Meeting Request shall be signed by each stockholder, or duly authorized agent, requesting the special meeting and shall set forth: (i) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) any material interest of each stockholder and any beneficial owner on whose behalf the special meeting is being requested in the business desired to be brought before the special meeting, (iv) the name and address, as they appear on the Corporation's books, of each stockholder requesting the special meeting and any beneficial owner on whose behalf the special meeting is being requested, (v) the class and number of shares of the Corporation which are owned by each stockholder requesting the special meeting and any beneficial owner on whose behalf the special meeting is being requested, and (vi) any other information that is required to be set forth in a stockholder's notice required pursuant to Section 2.07 of these Bylaws and, if the purpose of the special meeting includes the appointment or election of one or more directors to the Board, Section 3.03(b) of these Bylaws.

A stockholder may revoke a Special Meeting Request at any time prior to the special meeting; provided however, that if any such revocations are received by the Secretary and, as a result of such revocation, the number of un-revoked Special Meeting Requests no longer represents at least the requisite number of shares entitling the stockholders to request the calling of a special meeting pursuant to Section 2.02(a), then the Board shall have the discretion to determine whether or not to proceed with the special meeting. If none of the stockholders who submitted the Special Meeting Request appear or send a qualified representative (as defined in these Bylaws) to present the proposal(s) or business submitted by the stockholders for consideration at the special meeting, such proposal(s) or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

A Special Meeting Request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law.

The Board shall determine the place, if any, and fix the date and time, of any stockholder requested special meeting. The Board may submit its own proposal or proposals for consideration at a stockholder requested special meeting.

Section 2.03 **Time and Place of Meetings.** All meetings of the stockholders shall be held at such places, within or without the State of Delaware, on such date and at such time as may from time to time be designated by the person or persons calling the respective meeting and specified in the respective notices or waivers of notice thereof.

Section 2.04 **Notice of Meetings and Adjourned Meetings; Waivers of Notice.**

(a) Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given to stockholders of the Corporation, as required by applicable law, which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice may be given by such delivery means (mail, telecopy, electronic or other) as the Secretary deems appropriate and in compliance with applicable law and shall be delivered to the stockholder’s address as it appears on the stock transfer records of the Corporation. Unless otherwise required by Delaware Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless otherwise expressly required by Delaware Law, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) Any waiver of any such notice given by the person entitled thereto, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, and such person objects at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05 **Quorum.** Except as provided by Delaware Law, the holders of record of a majority in voting interest of the shares of stock of the Corporation entitled to be voted thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all the stockholders, any officer entitled to preside at, or to act as a secretary of, such meeting may adjourn such meeting from time to time. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 2.06 **Voting.**

(a) At each meeting of the stockholders, each stockholder shall be entitled to vote, in person or by proxy, each share or fractional share of the stock of the Corporation having voting rights on the matter in question and which shall have been held by such stockholder and registered in such stockholder's name on the books of the Corporation:

(i) on the date fixed pursuant to Section 6.05 of these Bylaws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting, or

(ii) if no such record date shall have been so fixed, then (A) at the close of business on the day before the day on which notice of the meeting shall be given or (B) if notice of the meeting shall be waived, at the close of business on the day before the day on which the meeting shall be held.

(b) Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors in such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes.

(c) Any such voting rights may be exercised by the stockholder entitled thereto in person or by his or her proxy delivered to the secretary of the meeting; *provided, however*, that no proxy shall be voted or acted upon after three (3) years from its date unless said proxy shall provide for a longer period. At any meeting of the stockholders all matters, except as otherwise provided in the Certificate of Incorporation, these Bylaws, Delaware Law, the rules or regulations of any stock exchange applicable to the Corporation (the "Stock Exchange Rules"), or any regulation applicable to the Corporation or its securities, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereon, a quorum being present. The vote at any meeting of the stockholders on any question need not be by ballot, except as otherwise provided in the Certificate of Incorporation or unless so directed by the chair of the meeting. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by his or her proxy, if there be such proxy, and it shall state the number of shares voted.

Section 2.07 **Business at Annual Meeting (other than the Election of Directors).** Only such business (other than nominations for election to the Board, which must comply with the provisions of Section 3.03(b) or Section 3.03(c)) may be transacted at an annual meeting of stockholders as is either (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (2) otherwise properly brought before the meeting by or at the direction of the Board (or any duly authorized committee thereof), or (3) otherwise properly brought before the meeting by a stockholder who is a stockholder of record at the time of the giving of notice provided for in this Section 2.07 and on the record date for the determination of stockholders entitled to notice of and to vote at the meeting and who complies with the notice procedures set forth in this Section 2.07. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal office of the Corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

A stockholder's notice to the Secretary of the Corporation shall set forth: (a) as to each matter the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and the text of the business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), and (b) as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made, (i) the name and address of such person, (ii) (A) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation, and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any affiliates or associates of such person, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such person or any affiliates or associates of such person, in such business, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person; (iv) whether the stockholder giving notice intends, or is part of a group that intends, to solicit proxies from other stockholders in support of such proposal; (v) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and (vi) any other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such person with respect to the proposed business to be brought by such person before the annual meeting pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

A stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.07 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the annual meeting. Such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal office of the Corporation not later than five business days after the record date for determining the stockholders entitled to receive notice of the annual meeting. Nothing contained in this Section 2.07 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision of law).

Notwithstanding the foregoing provisions of this Section 2.07, unless otherwise required by law or the Board or the chair of the annual meeting determines otherwise, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of these Bylaws, to be considered a "qualified representative" of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

No business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Section 2.07; provided, however, that nothing in this Section 2.07 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting.

The chair of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with this Section 2.07 and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 2.08 **List of Stockholders.** The Secretary of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, as required by applicable law. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.09 **Inspectors.** Prior to each meeting of the stockholders, one or more inspectors shall be appointed by the Board, or, if no such appointment shall have been made, such inspectors shall be appointed by the chair of the meeting, to act thereat. Each inspector so appointed shall first subscribe an oath or affirmation faithfully to execute the duties of an inspector at such meeting with strict impartiality and according to the best of his or her ability. Such inspector(s) shall take charge of the ballots at such meeting, count the ballots cast on any question and deliver a written report of the results thereof to the secretary of such meeting. The inspector(s) need not be stockholders of the Corporation. Any officer of the Corporation may be an inspector on any question other than a vote for or against his or her election to any position with the Corporation or on any other question in which he or she may be directly interested other than as a stockholder.

Section 2.10 **Regulations for Conduct of Stockholders Meeting.** The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations adopted by the Board, the chair of any meeting of stockholders shall have the right and authority to convene and adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; and (c) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III.
BOARD OF DIRECTORS

Section 3.01 **General Powers.** The property, business and affairs of the Corporation shall be managed by or under the direction of the Board, who may exercise all such powers of the Corporation and do all such lawful acts and things as are not by Delaware Law, the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by the stockholders of the Corporation.

Section 3.02 **Number.** The exact number of directors shall be fixed from time to time, within the limits specified in the Certificate of Incorporation, by resolution of the Board.

Section 3.03 **Election of Directors.**

(a) **Voting.** The directors shall be elected annually by the stockholders of the Corporation. A nominee for director shall be elected by the vote of the majority of votes cast with respect to such nominee's election, except that directors shall be elected by a plurality of the votes cast in a contested election. An election is contested if the number of nominees exceeds the number of directors to be elected. For election of directors, a majority of the votes cast means that the number of votes cast "for" a nominee exceeds the votes cast "against" that nominee, without counting abstentions as votes cast. If directors are to be elected by a plurality vote, stockholders may not vote against a nominee.

(b) **Nomination of Directors.** Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at a meeting of stockholders (1) by or at the direction of the Board, (2) by the Nominating and Corporate Governance Committee (or any other duly authorized committee of the Board), (3) by any stockholder of the Corporation who is a stockholder of record at the time of the giving of notice provided for in this Section 3.03(b) and on the record date for the determination of stockholders entitled to notice of and to vote at such meeting and who complies with the notice procedures set forth in this Section 3.03(b), or (4) by a Nominating Stockholder (as defined in these Bylaws) pursuant to Section 3.03(c). In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice in writing to the Secretary of the Corporation. To be timely pursuant to this Section 3.03(b), a stockholder's notice to the Secretary of the Corporation must be delivered to or mailed and received at the principal office of the Corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

Such stockholder's notice to the Secretary shall set forth: (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) (1) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (2) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; and (D) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made, (A) the name and record address of such person; (B) (1) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (2) the name of each nominee holder of shares of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of shares of stock of the Corporation held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of the Corporation and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (C) a description of all agreements, arrangements, or understandings (whether written or oral) between such person, or any affiliates or associates of such person, and any proposed nominee or any other person or persons (including their names) pursuant to which the nomination(s) are being made by such person, and any material interest of such person, or any affiliates or associates of such person, in such nomination, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person; (D) a representation that the stockholder giving notice intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; (E) a representation whether such stockholder intends, or is part of a group that intends, to solicit proxies from other stockholders in support of such nomination; and (F) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

A stockholder providing notice of any nomination proposed to be made at a meeting of stockholders shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 3.03(b) shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the meeting. Such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal office of the Corporation not later than five business days after the record date for determining the stockholders entitled to receive notice of such meeting.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3.03(b) or Section 3.03(c). Notwithstanding anything above to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 3.03(b) shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

The chair of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure and, if the chair should so determine, the chair shall so declare to the meeting, and the defective nomination shall be disregarded.

Notwithstanding the foregoing provisions of this Section 3.03(b), unless otherwise required by applicable law or the Board or the chair of the annual meeting determines otherwise, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(c) **Nominations of Directors Included in the Corporation's Proxy Materials.**

(i) Subject to the provisions of this Section 3.03(c), if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any annual meeting of stockholders (but not at any special meeting of stockholders): (A) the name of any person nominated for election (the "Stockholder Nominee"), which shall also be included on the Corporation's form of proxy and ballot, by any Eligible Stockholder (as defined below) or group of up to 20 Eligible Stockholders that, as determined by the Board or its designee acting in good faith, has (individually and collectively, in the case of a group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 3.03(c) (such Eligible Stockholder or group of Eligible Stockholders being a "Nominating Stockholder"); (B) disclosure about the Stockholder Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement; (C) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board (subject, without limitation, to Section 3.03(c)(v)(B)), provided that such statement does not exceed 500 words; and (D) any other information that the Corporation or the Board determines, in their discretion, to include in the proxy statement relating to the nomination of the Stockholder Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 3.03(c).

(ii) (A) The Corporation shall not be required to include in the proxy statement for an annual meeting of stockholders more Stockholder Nominees than that number of directors constituting 20% of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 3.03(c) (rounded down to the nearest whole number), but, in any event, not fewer than two (the "Maximum Number"). The Maximum Number for a particular annual meeting shall be reduced by: (1) Stockholder Nominees whose nominations are subsequently withdrawn; (2) Stockholder Nominees who the Board itself decides to nominate for election at such annual meeting and (3) the number of incumbent directors who had been Stockholder Nominees at any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting of stockholders is being recommended by the Board. In the event that one or more vacancies for any reason occurs on the Board after the deadline set forth in Section 3.03(c)(iv) but before the date of the annual meeting of stockholders and the Board resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced.

(B) If the number of Stockholder Nominees pursuant to this Section 3.03(c) for any annual meeting of stockholders exceeds the Maximum Number then, promptly upon notice from the Corporation, each Nominating Stockholder will select one Stockholder Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation's common stock that each Nominating Stockholder disclosed as owned in its Nomination Notice, with the process repeated if the Maximum Number is not reached after each Nominating Stockholder has selected one Stockholder Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 3.03(c)(iv), a Nominating Stockholder becomes ineligible or withdraws its nomination or a Stockholder Nominee becomes ineligible or unwilling to serve on the Board, whether before or after the mailing of the definitive proxy statement, then the Corporation: (1) shall not be required to include in its proxy statement or on any ballot or form of proxy the Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder and (2) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Stockholder Nominee will not be included as a Stockholder Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting of stockholders.

(iii) (A) An "Eligible Stockholder" is a person who has either (1) been a record holder of the shares of common stock of the Corporation used to satisfy the eligibility requirements in this Section 3.03(c) continuously for the three-year period specified in Section 3.03(c)(iii)(B) below or (2) provides to the Secretary of the Corporation, within the time period referred to in Section 3.03(c)(iv), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board or its designee, acting in good faith, determines acceptable.

(B) An Eligible Stockholder or group of up to 20 Eligible Stockholders may submit a nomination in accordance with this Section 3.03(c) only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) (as adjusted for any stock splits, reverse stock splits, stock dividends or similar events) of shares of the Corporation's common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number of shares through the date of the annual meeting of stockholders. The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide together with the Nomination Notice documentation satisfactory to the Board or its designee, acting in good faith, that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended). For the avoidance of doubt, in the event of a nomination by a Nominating Stockholder that includes more than one Eligible Stockholder, any and all requirements and obligations for a given Eligible Stockholder or, except as the context otherwise makes clear, the Nominating Stockholder that are set forth in this Section 3.03(c), including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the aggregate ownership of the group of Eligible Stockholders constituting the Nominating Stockholder. Should any Eligible Stockholder withdraw from a group of Eligible Stockholders constituting a Nominating Stockholder at any time prior to the annual meeting of stockholders, the Nominating Stockholder shall be deemed to own only the shares held by the remaining Eligible Stockholders. As used in this Section 3.03(c), any reference to a "group" or "group of Eligible Stockholders" refers to any Nominating Stockholder that consists of more than one Eligible Stockholder and to all the Eligible Stockholders that make up such Nominating Stockholder.

(C) The "Minimum Number" of shares of the Corporation's common stock means 3% of the number of outstanding shares of common stock of the Corporation as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(D) For purposes of this Section 3.03(c), an Eligible Stockholder "owns" only those outstanding shares of the Corporation's common stock as to which such Eligible Stockholder possesses both: (1) the full voting and investment rights pertaining to such shares and (2) the full economic interest in (including the opportunity for profit from and the risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (x) sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding capital stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (aa) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (bb) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates. An Eligible Stockholder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares provided that the Eligible Stockholder has the power to recall such loaned shares on not more than five business days' notice. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation are "owned" for these purposes shall be determined by the Board or its designee acting in good faith. For purposes of this Section 3.03(c)(iii)(D), the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(E) No Eligible Stockholder shall be permitted to be in more than one group constituting a Nominating Stockholder, and if any Eligible Stockholder appears as a member of more than one group, such Eligible Stockholder shall be deemed to be a member of only the group that has the largest ownership position as reflected in the Nomination Notice.

(iv) To nominate a Stockholder Nominee pursuant to this Section 3.03(c), the Nominating Stockholder must submit to the Secretary of the Corporation all of the following information and documents in a form that the Board or its designee, acting in good faith, determines acceptable (collectively, the "Nomination Notice"), not less than 120 days nor more than 150 days prior to the anniversary of the date that the Corporation mailed its proxy statement for the prior year's annual meeting of stockholders; provided, however, that if (and only if) the annual meeting of stockholders is not scheduled to be held within a period that commences 30 days before the first anniversary date of the preceding year's annual meeting of stockholders and ends 30 days after the first anniversary date of the preceding year's annual meeting of stockholders (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), the Nomination Notice shall be given in the manner provided herein by the later of the close of business on the date that is 180 days prior to such Other Meeting Date or the tenth day following the date such Other Meeting Date is first publicly announced or disclosed (in no event shall the adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of the Nomination Notice):

(A) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven (7) calendar days prior to the date of the Nomination Notice, the Nominating Stockholder owns, and has continuously owned for the preceding three (3) years, the Minimum Number of shares, and the Nominating Stockholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Nominating Stockholder's continuous ownership of the Minimum Number of shares through the record date;

(B) an agreement to provide immediate notice if the Nominating Stockholder ceases to own the Minimum Number of shares at any time prior to the date of the annual meeting;

(C) a copy of the Schedule 14N (or any successor form) relating to the Stockholder Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Stockholder as applicable, in accordance with Securities and Exchange Commission rules;

(D) the written consent of each Stockholder Nominee to being named in the Corporation's proxy statement, form of proxy and ballot as a nominee and to serving as a director if elected;

(E) a written notice of the nomination of such Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including, for the avoidance of doubt, each group member in the case of a Nominating Stockholder consisting of a group of Eligible Stockholders): (1) the information that would be required to be set forth in a stockholder's notice of nomination pursuant to Section 3.03(b); (2) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N; (3) a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation; (4) a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election to the Board at the annual meeting any person other than such Nominating Stockholder's Stockholder Nominee(s); (5) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-(l)(2)(iv)) with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board); (6) a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation's proxy card in soliciting stockholders in connection with the election of a Stockholder Nominee at the annual meeting; (7) a representation and warranty that the Stockholder Nominee's candidacy or, if elected, board membership would not violate applicable state or federal law or the Stock Exchange Rules; (8) a representation and warranty that the Stockholder Nominee: (u) does not have any direct or indirect relationship with the Corporation that will cause the Stockholder Nominee to be deemed not independent pursuant to the Corporation's Corporate Governance Guidelines and otherwise qualifies as independent under the Corporation's Corporate Governance Guidelines and the Stock Exchange Rules; (v) meets the audit committee and compensation committee independence requirements under the Stock Exchange Rules; (w) is a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule); (x) is an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision); (y) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Stockholder Nominee; and (z) meets the director qualifications set forth in the Corporation's Corporate Governance Guidelines; (9) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 3.03(c)(iii); (10) a representation and warranty that the Nominating Stockholder will continue to satisfy the eligibility requirements described in Section 3.03(c)(iii) through the date of the annual meeting; (11) a representation as to the Nominating Stockholder's intentions with respect to continuing to hold the Minimum Number of shares for at least one year following the annual meeting; (12) details of any position of the Stockholder Nominee as an officer or director of any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice; (13) if desired, a statement for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder; and (14) in the case of a nomination by a Nominating Stockholder comprised of a group, the designation by all Eligible Stockholders in such group of one Eligible Stockholder that is authorized to act on behalf of the Nominating Stockholder with respect to matters relating to the nomination, including withdrawal of the nomination;

(F) an executed agreement pursuant to which the Nominating Stockholder (including in the case of a group, each Eligible Stockholder in that group) agrees: (1) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election; (2) to file any written solicitation or other communication with the Corporation's stockholders relating to one or more of the Corporation's directors or director nominees or any Stockholder Nominee with the Securities and Exchange Commission, regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation; (3) to assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or the Stockholder Nominee nominated by such Nominating Stockholder with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice; (4) to indemnify and hold harmless (jointly with all other Eligible Stockholders, in the case of a group of Eligible Stockholders) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder or Stockholder Nominee to comply with, or any breach or alleged breach of, its, or his or her, as applicable, obligations, agreements or representations under this Section 3.03(c); (5) in the event that any information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any Eligible Stockholder included in a group) with the Corporation, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or due to a subsequent development omits a material fact necessary to make the statements made not misleading), to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission; and (6) in the event that the Nominating Stockholder (including any Eligible Stockholder included in a group) has failed to continue to satisfy the eligibility requirements described in Section 3.03(c)(iii), to promptly notify the Corporation; and

(G) an executed agreement by the Stockholder Nominee: (1) to provide to the Corporation such other information, including completion of the Corporation's director nominee questionnaire, as the Board or its designee, acting in good faith, may request; (2) that the Stockholder Nominee has read and agrees, if elected, to serve as a member of the Board, to adhere to the Corporation's Corporate Governance Guidelines, Code of Business Conduct of the Board of Directors and any other Corporation policies and guidelines applicable to directors; and (3) that the Stockholder Nominee is not and will not become a party to (x) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with such person's nomination, candidacy, service or action as director of the Corporation that has not been fully disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice, (y) any agreement, arrangement or understanding with any person or entity as to how the Stockholder Nominee would vote or act on any issue or question as a director (a "Voting Commitment") that has not been fully disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice or (z) any Voting Commitment that could limit or interfere with the Nominee's ability to comply, if elected as a director of the Corporation, with his or her fiduciary duties under applicable law.

The information and documents required by this Section 3.03(c)(iv) shall be (A) provided with respect to and executed by each Eligible Stockholder in the group in the case of a Nominating Stockholder comprised of a group of Eligible Stockholders; and (B) provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item) (1) in the case of a Nominating Stockholder that is an entity and (2) in the case of a Nominating Stockholder that is a group that includes one or more Eligible Stockholders that are entities. The Nomination Notice shall be deemed submitted on the date on which all of the information and documents referred to in this Section 3.03(c)(iv) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation.

(v) (A) Notwithstanding anything to the contrary contained in this Section 3.03(c), the Corporation may omit from its proxy statement any Stockholder Nominee and any information concerning such Stockholder Nominee (including a Nominating Stockholder's statement in support) and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Stockholder Nominee, if: (1) the Corporation receives a notice that a stockholder intends to nominate a candidate for director at the annual meeting pursuant to the advance notice requirements set forth in Section 3.03(b) without such stockholder's notice expressly electing to have such director candidate(s) included in the Corporation's proxy statement pursuant to this Section 3.03(c); (2) the Nominating Stockholder (or, in the case of a Nominating Stockholder consisting of a group of Eligible Stockholders, the Eligible Stockholder that is authorized to act on behalf of the Nominating Stockholder), or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted pursuant to this Section 3.03(c) or the Nominating Stockholder withdraws its nomination; (3) the Board or its designee, acting in good faith, determines that such Stockholder Nominee's nomination or election to the Board would result in the Corporation violating or failing to be in compliance with these Bylaws or the Certificate of Incorporation or any applicable law, rule or regulation to which the Corporation is subject, including the Stock Exchange Rules; (4) the Stockholder Nominee was nominated for election to the Board pursuant to this Section 3.03(c) at one of the Corporation's two preceding annual meetings of stockholders and either withdrew from or became ineligible or unavailable for election at such annual meeting or received a vote of less than 25% of the shares of common stock entitled to vote for such Stockholder Nominee; (5) the Stockholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or (6) the Corporation is notified, or the Board or its designee acting in good faith determines, that a Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 3.03(c)(iii), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement made not misleading), the Stockholder Nominee becomes unwilling or unable to serve on the Board or any material violation or breach occurs of any of the obligations, agreements, representations or warranties of the Nominating Stockholder or the Stockholder Nominee under this Section 3.03(c).

(B) Notwithstanding anything to the contrary contained in this Section 3.03(c), the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Stockholder Nominee included in the Nomination Notice, if the Board or its designee in good faith determines that: (1) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading; (2) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any individual, corporation, partnership, association or other entity, organization or governmental authority; (3) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule or regulation or (4) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Stockholder Nominee.

Section 3.04 **Resignations.** Any director of the Corporation may resign at any time by giving written notice or notice by electronic transmission to the Board or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, it shall take effect immediately upon its receipt; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.05 **Removal.** Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any director or the entire Board may be removed with or without cause by the holders of two-thirds of the total voting power of all outstanding shares then entitled to vote at an election of directors.

Section 3.06 **Vacancies.** Except as otherwise provided in the Certificate of Incorporation, any vacancy in the Board, whether because of death, resignation, disqualification, an increase in the number of directors, or any other cause, may only be filled by vote of the majority of the remaining directors, although less than a quorum. Each director so chosen to fill a vacancy shall hold office until his or her successor shall have been elected and shall qualify or until such director shall resign or shall have been removed.

Section 3.07 **First Meeting.** The Board shall meet as soon as practicable after each annual election of directors and notice of such first meeting shall not be required.

Section 3.08 **Regular Meetings.** Regular meetings of the Board may be held at such times as the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the next succeeding business day not a legal holiday. Except as provided by applicable law, notice of regular meetings need not be given.

Section 3.09 **Special Meetings.** Special meetings of the Board may be called at any time by the Chair of the Board, by the Chief Executive Officer or by the Secretary upon the written request of at least one-third of the directors then in office. Such meetings shall be held at the principal office of the Corporation, or at such other place or places, within or without the State of Delaware, as the person or persons calling the meeting may designate.

Section 3.10 **Committees.** The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by Delaware Law to be submitted to stockholders for approval or (b) adopting, amending or repealing any of these Bylaws. Any such committee shall keep written minutes of its meetings and report the same to the Board at the next regular meeting of the Board. Any Board committee may create one or more subcommittees, each subcommittee to consist of one or more members of such committee, and delegate to the subcommittee any or all of the powers of the committee.

Section 3.11 **Notice of Meetings.** Notice of all special meetings of the Board or a committee shall be mailed to each director, addressed to his or her residence or usual place of business, at least five (5) days before the day on which the meeting is to be held, or shall be personally delivered or otherwise given by such delivery means (telecopy, electronic or other) as the Secretary deems appropriate and in compliance with applicable law, at least two (2) days before the day on which the meeting is to be held. Such notice may be waived by any director and any meeting shall be a legal meeting without notice having been given if all the directors shall be present thereat or if those not present shall, either before or after the meeting, waive notice of or consent to (in writing or by electronic transmission) such meeting or shall after the meeting sign the approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or be made a part of the minutes of the meeting.

Section 3.12 **Place of Meeting, Etc.** The Board (or committee of the Board) may hold any of its meetings at such place or places within or without the State of Delaware as the Board (or the committee) may from time to time by resolution designate or as shall be designated by the person or persons calling the meeting or in the notice or a waiver of notice of any such meeting. Directors may participate in any regular or special meeting of the Board or a committee by means of conference telephone or other communications equipment pursuant to which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

Section 3.13 **Quorum and Manner of Acting.** Except as otherwise provided in these Bylaws or by Delaware Law, the presence of a majority of the total number of directors shall be required to constitute a quorum for the transaction of business at any meeting of the Board and the presence of a majority of the total number of directors then serving on a committee of the Board shall be required to constitute a quorum for the transaction of business at any meeting of such committee, and all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present. In the absence of a quorum at any meeting or any adjournment thereof, a majority of directors present may adjourn such meeting from time to time. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. Notice of any adjourned meeting need not be given. The directors shall act only as a Board or as a committee thereof, and the individual directors shall have no power as such.

Section 3.14 **Action by Consent.** Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or such committee consent thereto in writing or by electronic transmission, as the case may be, and such written consent or electronic transmission is filed with the minutes of proceedings of the Board or committee.

Section 3.15 **Compensation.** The directors shall receive such compensation for their services as directors, and such additional compensation for their services as members of any committees of the Board, as may be authorized by the Board.

Section 3.16 **Board Leadership.**

(a) **Chair of the Board**. The Board may elect or appoint, from among its members, a Chair of the Board and one or more Vice Chairs of the Board, who shall not be considered by virtue of holding such position officers of the Corporation. The Chair of the Board, when present, shall preside at all meetings of the stockholders of the Corporation and of the Board. The Chair of the Board shall perform, under the direction and subject to the control of the Board, all duties incident to the office of Chair of the Board and such other duties as the Board may assign to the Chair of the Board from time to time.

(b) **Lead Director.** At any time the Chair of the Board is not independent as that term is defined in the Corporation's Corporate Governance Guidelines and any additional independence criteria established by the Board, the Securities and Exchange Commission and the New York Stock Exchange, the independent directors may designate from among them a Lead Director having the duties and responsibilities required by any applicable rules of the New York Stock Exchange and as otherwise determined by the Board from time to time.

ARTICLE IV.
OFFICERS

Section 4.01 **Principal Officers.** The principal officers of the Corporation shall be a Chief Executive Officer, Chief Financial Officer, one or more Presidents of various ranks, one or more Executive Vice Presidents, a Secretary, a Controller and a Treasurer, all of whom shall serve under the direction and subject to the control of the Board.

Section 4.02 **Additional Officers and Agents**. In addition to the principal officers designated in Section 4.01, the Board may from time to time elect such other officers and agents as it may deem necessary or advisable, including one or more Vice Presidents of various rank, one or more Assistant Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and an Assistant Controller, each of which officers and agents shall be subject to the control of the Board and have such authority and perform such duties as are provided in these Bylaws or as the Board, Chair of the Board or Chief Executive Officer may from time to time determine. Each such officer shall hold office until his or her successor shall have been duly chosen and qualified or until his or her earlier resignation, removal or other disqualification for service. No person shall be deemed an officer of the Corporation unless and until elected as an officer by the Board in accordance with Section 4.02 or Section 4.03.

Section 4.03 **Election.** The officers of the Corporation shall be elected annually (or at such other intervals as the Board may determine) by the Board. Each such officer shall hold office until his or her successor shall have been duly elected and qualified or until his or her earlier resignation, removal or other disqualification for service.

Section 4.04 **Removal.** All officers and agents of the Corporation, elected or appointed by the Board, may be removed, either with or without cause, at any time, by (a) resolution adopted by the Board or (b) if the officer or agent is not a principal officer by the Chief Executive Officer (or someone to whom the Chief Executive Officer has delegated this authority).

Section 4.05 **Resignations.** Any officer may resign at any time by giving written notice to the Board, the Chair of the Board, the Chief Executive Officer or the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06 **Vacancies.** A vacancy in any office because of death, resignation, removal, disqualification, or other cause, may be filled in the manner prescribed in these Bylaws for regular appointments to such office.

Section 4.07 **Chief Executive Officer.** Subject to such supervisory powers, if any, as may be given by the Board to the Chair of the Board, if any, the Chief Executive Officer, if such officer is appointed, shall, subject to the control of the Board, have general supervision, direction and control of the business and officers of the Corporation. In the event of the death, disability or other absence of the Chair of the Board, the duties of the Chair of the Board may be performed by the Chief Executive Officer, including presiding at any meeting of the Board or the stockholders of the Corporation. The Chief Executive Officer may execute (in facsimile or otherwise) and deliver certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts or other instruments that the Board has authorized to be executed and delivered, except in cases where the execution and delivery thereof shall be expressly and exclusively delegated to one or more other officers or agents of the Corporation by the Board or these Bylaws, or where the execution and delivery thereof shall be required by applicable law to be executed and delivered by another person.

Section 4.08 **President(s).** Individuals appointed to the office of President shall perform, under the direction and subject to the control of the Board and the Chief Executive Officer, all duties incident to the office of President and such other duties as the Board or Chief Executive Officer may assign to such President from time to time. The President may execute (in facsimile or otherwise) and deliver certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts or other instruments that the Board or the Chief Executive Officer has authorized to be executed and delivered, except in cases where the execution and delivery thereof shall be expressly and exclusively delegated to one or more other officers of agents of the Corporation by the Board or these Bylaws, or where the execution and delivery thereof shall be required by applicable law to be executed and delivered by another person. Individuals appointed to the office of President of an organizational unit of the Corporation or Group President shall perform, under the direction and subject to the control of the Board, the Chief Executive Officer and the President of the Corporation and shall have such other duties as the Board, Chief Executive Officer or President of the Corporation may assign to such officers from time to time.

Section 4.09 **Vice Presidents.** Each Vice President of the Corporation shall perform, under the direction and subject to the control of the Board, the Chief Executive Officer or President, such duties as the Board, the Chief Executive Officer, any President or such other office or officers may assign to such Vice President from time to time. Vice Presidents of the Corporation may be further designated as Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents or such other similar title as the Board may designate.

Section 4.10 **Secretary.** The Secretary of the Corporation or his or her designee shall attend all meetings of the stockholders of the Corporation, the Board and committees established by the Board and shall record correctly the proceedings of such meetings in a book suitable for such purposes. The Secretary shall attest with a signature and the seal of the Corporation (in facsimile or otherwise) all stock certificates issued by the Corporation and shall keep or cause to be kept a stock ledger in which all transactions pertaining to shares of all classes and series of capital stock of the Corporation shall be correctly recorded. The Secretary shall also attest with a signature and the seal of the Corporation (in facsimile or otherwise) all deeds, conveyances or other instruments requiring the seal of the Corporation. The Chair of the Board, the Chief Executive Officer or the Secretary shall give, or cause to be given, notice of all meetings of the stockholders of the Corporation and special meetings of the Board or committees established by the Board. The Secretary is authorized to issue certificates, to which the corporate seal may be affixed, attesting to the incumbency of officers of the Corporation or to actions duly taken by the stockholders of the Corporation, the Board or any committee established by the Board. The Secretary shall perform, under the direction and subject to the control of the Board and the Chief Executive Officer, all duties incident to the office of Secretary and such other duties as the Board or the Chief Executive Officer may assign to the Secretary from time to time. The duties of the Secretary may also be performed by any Assistant Secretary of the Corporation.

Section 4.11 **Chief Financial Officer.** The Chief Financial Officer of the Corporation in general shall supervise all of the financial affairs of the Corporation, under the direction and subject to the control of the Board and the Chief Executive Officer. The Chief Financial Officer shall perform, under the direction and subject to the control of the Board and the Chief Executive Officer, all duties incident to the office of Chief Financial Officer and such other duties as the Board or the Chief Executive Officer may assign to the Chief Financial Officer from time to time.

Section 4.12 **Treasurer.** The Treasurer of the Corporation shall have the care and custody of all the funds, notes, bonds, debentures, stock and other securities of the Corporation that may come into the hands of the Treasurer, acting in such capacity. The Treasurer shall be responsible for the investment and reinvestment of funds of the Corporation in accordance with general investment policies determined from time to time by the Corporation and shall ensure that the Corporation is adequately funded at all times by arranging, under the direction and subject to the control of the Board, the Chief Executive Officer, and the Chief Financial Officer, for the issuance of debt, equity and other forms of securities that may be necessary or appropriate. The Treasurer may endorse (in facsimile or otherwise) checks, drafts, notes, bonds, debentures and other instruments for the payment of money for deposit or collection when necessary or appropriate and may deposit the same to the credit of the Corporation in such banks or depositories as the Board may designate from time to time, and the Treasurer may endorse (in facsimile or otherwise) all commercial documents requiring endorsements for or on behalf of the Corporation. The Treasurer may deliver instructions to financial institutions by facsimile or otherwise. The Treasurer may execute (in facsimile or otherwise) all receipts and vouchers for payments made to the Corporation. The Treasurer shall render an account of the Treasurer's transactions to the Board or its Audit Committee as often as the Board or its Audit Committee shall require from time to time. The Treasurer shall enter regularly in the books to be kept by the Treasurer for that purpose, a full and adequate account of all monies received and paid by the Treasurer on account of the Corporation. If requested by the Board, the Treasurer shall give a bond to the Corporation for the faithful performance of the Treasurer's duties, the expenses of which bond shall be borne by the Corporation. The Treasurer shall perform, under the direction and subject to the control of the Board, the Chief Executive Officer and the Chief Financial Officer, all duties incident to the office of Treasurer and such other duties as the Board, the Chief Executive Officer or the Chief Financial Officer may assign to the Treasurer from time to time. The duties of the Treasurer may be performed by any Assistant Treasurer of the Corporation.

Section 4.13 **Controller.** The Controller of the Corporation shall be the chief accounting officer of the Corporation, shall maintain adequate records of all assets, liabilities and transactions of the Corporation and shall be responsible for the design, installation and maintenance of accounting and cost control systems and procedures throughout the Corporation. The Controller also shall keep in books belonging to the Corporation full and accurate accounts of receipts of, and disbursements made by, the Corporation. The Controller shall render an account of the Controller's transactions to the Board or its Audit Committee as often as the Board or its Audit Committee shall require from time to time. The Controller shall perform, under the direction and subject to the control of the Board, the Chief Executive Officer and the Chief Financial Officer, all duties incident to the office of Controller and such other duties as the Board, the Chief Executive Officer and the Chief Financial Officer, may assign to the Controller from time to time. The duties of the Controller may also be performed by any Assistant Controller of the Corporation.

ARTICLE V.
DELEGATIONS OF AUTHORITY

Section 5.01 **Execution of Contracts.** Except as otherwise provided in these Bylaws, the Board may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board or by these Bylaws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or in any amount.

Section 5.02 **Checks, Drafts, Etc.** All checks, drafts or other orders for payment of money, notes or other evidence of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board. Each such officer, assistant, agent or attorney shall give such bond, if any, as the Board may require.

Section 5.03 **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select, or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, any President, the Treasurer or any Vice President who has been authorized by the Chief Executive Officer, Chief Financial Officer or Treasurer to do so (or any other officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation who shall from time to time be determined by the Board) may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the Corporation.

Section 5.04 **General and Special Bank Accounts.** The Board (or a committee of the Board to which such power is delegated) may from time to time authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board (or committee) may select or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

ARTICLE VI.
SHARES AND SHARE TRANSFER

Section 6.01 **Certificates Representing Stock.**

(a) **Form and Execution of Certificates.** Certificates (if any) representing shares of stock or any bond, debenture or other corporate securities of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law, and shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by the President or a Vice President, and by the Secretary or an Assistant Secretary or by the Treasurer or an Assistant Treasurer. Any of or all of the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any such certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, were such officer, transfer agent or registrar at the date of issue.

(b) **Special Designation on Certificates.** If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of Delaware Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

(c) **Lost Certificates.** Except as provided in this Section 6.01(c), no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and canceled at the same time. The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen, mutilated or destroyed, and the Corporation may require the owner of the lost, stolen, mutilated or destroyed certificate, or the owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, mutilation or destruction of any such certificate or the issuance of such new certificate; provided, however, that a new certificate or uncertificated share may be issued without requiring any bond when, in the judgment of the Board, or the Secretary of the Corporation, it is proper so to do.

Section 6.02 **Uncertificated Shares.** Subject to any conditions imposed by Delaware Law, the Board may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the Corporation shall be uncertificated shares. Within a reasonable time after the issuance or transfer of any uncertificated shares, the Corporation shall send to the registered owner thereof any written notice prescribed by Delaware Law.

Section 6.03 **Transfers of Stock.** Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registrations of transfers of shares of stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by the attorney of the registered holder thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent, if any, and with respect to shares represented by certificates, upon surrender of the certificate or certificates for such shares properly endorsed, and with respect to uncertificated shares, upon the execution by the transferor and transferee of all transfer documents in such form as the Corporation shall reasonably require, and, with respect to all shares, upon the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation. Whenever any shares are pledged for collateral security such fact shall be reflected on the books of the Corporation.

Section 6.04 **Regulations.** The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

Section 6.05 **Fixing Date for Determination of Stockholders of Record.** In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any other change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. If in any case involving the determination of stockholders for any purpose other than notice of or voting at a meeting of stockholders, the Board shall not fix such a record date, the record date for determining stockholders for such purpose shall be the close of business on the day on which the Board shall adopt the resolution relating thereto. A determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

ARTICLE VII.
MISCELLANEOUS

Section 7.01 **Seal.** The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the name of the Corporation and words and figures showing that the Corporation was incorporated in the State of Delaware and the year of incorporation.

Section 7.02 **Waiver of Notices.** Whenever notice is required to be given by these Bylaws, the Certificate of Incorporation or Delaware Law, the person entitled to said notice may waive such notice (in writing or by electronic transmission), either before or after the time stated therein, and such waiver shall be deemed equivalent to notice.

Section 7.03 **Fiscal Year.** The fiscal year of the Corporation shall begin on the day after the Friday closest to December 31 in each year.

Section 7.04 **Amendments.** These Bylaws, or any of them, may be altered, amended or repealed, and new Bylaws may be made by the Board, by vote of a majority of the number of directors then in office as directors, acting at any meeting of the Board. No section of the Bylaws shall be adopted, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of the holders of not less than two-thirds of the total voting power of all outstanding shares of voting stock of the Corporation.

Section 7.05 **Designation of Engineer.** The Corporation engages in the practice of engineering in various jurisdictions which regulate such practice, including the State of Washington. In order to comply with the laws of such jurisdictions, including the State of Washington, all engineering decisions pertaining to any project or engineering activities in any such jurisdiction shall be made by a designated engineer licensed to practice in such jurisdiction who shall be appointed by the Board from time to time as vacancies occur.